UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

SodaStream International Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.645 per share
(Title of Class of Securities)

M9068E105
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	M9068E105

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kendray Properties Limited

2. Check the Appropriate Box if a Member of a Group (See Instructions)

☐ (a)
☒ (b)

3. SEC Use Only

4. Citizenship or Place of Organization Gibraltar

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 1,876,080

6. Shared Voting Power 0

7. Sole Dispositive Power 1,876,080

8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person	1,876,080

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).	N/A

11. Percent of Class Represented by Amount in Row (9) 10.2%*

12. Type of Reporting Person (See Instructions) CO

* Calculations are based on 18,447,862 Ordinary Shares of the Issuer issued and outstanding as of January 4, 2011, as reported in the Issuer's Proxy Statement dated January 6, 2011.

Page 2 of 5 Pages

Item 1.

(a) Name of Issuer

 SodaStream International Ltd.

(b)  Address of Issuer's Principal Executive Offices

 Gilboa Street, Airport City,
   Ben Gurion Airport 70100, Israel

Item 2.

(a)  Name of Person Filing

 Kendray Properties Limited

(b)  Address of Principal Business Office or, if none, Residence

 57/63 Line Wall Road, Gibraltar

(c)  Citizenship

Gibraltar

(d)  Title of Class of Securities

 Ordinary Shares

(e)  CUSIP Number

 M9068E105

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)       ☐        Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)       ☐        Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)       ☐        Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)       ☐        Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)       ☐        An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)       ☐        An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)      ☐        A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)      ☐        A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)       ☐        A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)       ☐        A non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J).

(k)      ☐        Group, in accordance with §240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J), please specify the type of institution: ______________.

Page 3 of 5 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:  1,876,080*

(b) Percent of class: 10.2%†

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote. 1,876,080

(ii)	Shared power to vote or to direct the vote. 0

(iii)	Sole power to dispose or to direct the disposition of. 1,876,080

(iv)	Shared power to dispose or to direct the disposition of. 0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

___________________________
*
The 1,876,080 Ordinary Shares reported herein are held of record by Kendray Properties Limited (“Kendray”), a company incorporated in Gibraltar, whose shares are held by Line Nominees Limited as bare Trustee for Trazer Limited as to 25.05% (“Trazer”), Helen Holdings Limited as to 25.00% (“Helen Holdings”) and The Brooklands 2002 Settlement the remaining 49.95%. Trazer is a fully owned subsidiary of The Sorrento Trust (“Sorrento”), whose trustees are Belvedere Trustees Limited (“Belvedere”). The directors of Belvedere are Nadine Marie Collado, Raquel Moss, Lesley Anne Nuttall and Christopher George White. The class of potential beneficiaries of Sorrento currently consists of Elizabeth Cheryl Bloom, Raphael David Noe and Steven Michael Noe. The shares of Helen Holdings are held by Line Holdings Limited as bare nominee for Line Trust Corporation Limited (“LTCL”), a professional trustee company constituted under the laws of Gibraltar, in its capacity as trustee of a discretionary settlement, The Helen Trust (the “Helen Trust”). The directors of LTCL are Moshe J. Anahory, Juan X. Chincotta, Albert A. Mena, Peter C. Montegriffo, Raquel Moss and Desmond R. Reoch. The Trustees of the Helen Trust are also Belvedere. The potential beneficiary of the Helen Trust is currently Elisabeth Smith. The Trustees of The Brooklands 2002 Settlement (“Brooklands”) are LTCL and Maurice Moses Benady, one of our directors. The class of potential beneficiaries of Brooklands currently consists of Elizabeth Cheryl Bloom, Raphael David Noe and Steven Michael Noe. The board of directors of Kendray, consisting of Moshe Jaacov Anahory, Maurice Moses Benady and Christopher George White, has the power to vote and dispose of the ordinary shares held by Kendray. Each such individual disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

†	Calculations are based on 18,447,862 Ordinary Shares of the Issuer issued and outstanding as of January 4, 2011, as reported in the Issuer's Proxy Statement dated January 6, 2011.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2011	KENDRAY PROPERTIES LIMITED

By:	/s/ M. M. Benady
Name: M. M. Benady
Title: Director

Page 5 of 5 Pages